UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

TEGNA Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87901J105

(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 15, 2021

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87901J105	SCHEDULE 13D/A	Page 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Standard General L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 15,375,927
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 15,375,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,375,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 87901J105	SCHEDULE 13D/A	Page 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Soohyung Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 15,375,927
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 15,375,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,375,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN, HC

AMENDMENT NO. 12 TO SCHEDULE 13D

This Amendment No. 12 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $1.00 per share (the “Common Stock”) of TEGNA Inc., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment No. 12 is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on September 30, 2019, as amended by Amendment No. 1 filed on January 15, 2020, Amendment No. 2 filed on March 18, 2020, Amendment No. 3 filed on March 31, 2020, Amendment No. 4 filed on April 3, 2020, Amendment No. 5 filed on April 24, 2020, Amendment No. 6 filed on June 4, 2020, Amendment No. 7  filed on June 11, 2020, Amendment No. 8 filed on January 21, 2021, Amendment No. 9 filed on March 2, 2021, Amendment No. 10 filed on March 4, 2021 and Amendment No. 11 filed on March 9, 2021 (collectively, and as further amended by this Amendment No. 12, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used but not defined in this Amendment No. 12 shall have the same meanings as in the Initial Schedule 13D.

This Amendment No. 12 is being filed to amend and supplement Items 5 and 7 of the Schedule 13D as set forth below.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

After giving effect to the transactions described in Item 5(c) below, the Reporting Persons (i) have shared voting power and shared dispositive power over 15,375,927 shares of Common Stock and (ii) beneficially own in the aggregate 15,375,927 shares of Common Stock, representing 7.0% of the total outstanding shares of  Common Stock.

The percentage calculations herein are based upon the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 1, 2021, in which the Issuer indicated that, as of February 19, 2021, there were 219,656,092 shares of Common Stock outstanding.

(c) On March 15, 2021, the Reporting Persons sold 2,006,709 shares of Common Stock on the New York Stock Exchange at a price per share of $19.2433.  Other than such sales and as previously described in this Schedule 13D, the Reporting Persons have not effected any other transactions in shares of the Issuer’s Common Stock in the past sixty days.
Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1   Joint Filing Agreement, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G relating to Common Stock of the Issuer, filed by the Reporting Persons with the Securities and Exchange Commission on August 14, 2019.
.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  March 17, 2021
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim

Exhibit Index

Exhibit No.	Description

99.1
Joint Filing Agreement, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G relating to Common Stock of the Issuer, filed by the Reporting Persons with the Securities and Exchange Commission on August 14, 2019.